UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MABVAX THERAPEUTICS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	93-0987903
(State or incorporation or organization)	(IRS Employer Identification No.)

11535 Sorrento Valley Rd., Suite 400, San Diego, CA	92121
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities Act registration statement file number to which this form relates:  Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.          Description of Registrant’s Securities to be Registered.

MabVax Therapeutics, Holdings Inc’s. (the “Company”) authorized capital stock consists of 150 million shares of common stock, $0.01 par value, and 15 million shares of preferred stock, $0.01 par value. As of August 16, 2016, on a pro forma basis after giving effect to the 1-for-7.4 reverse stock split, which was effective with the Secretary of State of the State of Delaware at 4:01pm on August 16, 2016, there were (i) 4,235,339 shares of common stock outstanding, (ii) 168,288 shares of Series D Preferred Stock outstanding that are convertible into 2,274,162 shares of common stock, (iii) 33,333 shares of Series E Preferred Stock outstanding that are convertible into 450,446 shares of common stock and (iv) 1,559,252 shares of preferred stock designated as Series F Preferred Stock, none of which are issued and outstanding.

Holders of the Company’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock and preferred stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. Our common stock has no redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable.

Item 2.          Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MABVAX THERAPEUTICS HOLDINGS, INC.

/s/ J. David Hansen J. David Hansen President and Chief Executive Officer

Date: August 16, 2016